EXHIBIT 99.2

Flora Growth Signs Definitive Agreement to Acquire Franchise Global Health, a Prominent Pharmaceutical and Medical Cannabis Distributor with Principal Operations in Germany

•	The transformative deal is expected to connect Flora Growth’s Colombian-grown cannabis directly with German-based pharmaceutical and medical cannabis distribution.

•

The deal would establish a foothold in Germany for medical cannabis sales across 1,200 pharmacies and the distribution of pharmaceutical products across 28 countries. This deal would provide additional upside to Flora should Germany proceed with the legalization of adult-use recreational cannabis.

•

Franchise Global Health (TSXV: FGH) reported revenue of approximately CA$30.1million (US$23.4 million) for the six months ended June 30, 2022. Total aggregated reported revenues of Flora Growth and Franchise Global Health Inc. for the six months ended June 30, 2022 were US$38.6 million.

•

The proposed all-stock acquisition of Franchise Global Health Inc. will result in the indirect acquisition of its subsidiaries, including the Hilzingen-based Phatebo GmbH, a leading distributor of export pharmaceuticals and medical cannabis products to the European Union and ACA Müller ADAG Pharma Vertriebs GmbH (“ACA Müller”), which holds the first German medical cannabis import and distribution license, granted in 2017.

FORT LAUDERDALE, FLORIDA, TORONTO, ONTARIO – October 24, 2022 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora'' or the “Company”), a leading all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, announced today that it has signed a definitive agreement to acquire 100% of Franchise Global Health Inc. (TSXV: FGH) (“FGH”), a multi-national operator in the medical cannabis and pharmaceutical industry, with principal operations in Germany.

“Through this proposed acquisition, we are connecting our commercial infrastructure and medical cannabis product portfolio to the German and EU medical markets, while gaining direct access to European pharmaceutical distributions,” said Luis Merchan, Chairman and CEO of Flora Growth. “We believe Franchise will significantly increase our commercial international revenue and provide essential distribution to German pharmacies and a growing wholesale market.”

FGH's German reportable segment achieved revenues of CA$30.1 million, gross profit of CA$2.1 million and net income of CA$0.4 million in the first half of 20221. FGH’s German businesses operate primarily in the export pharmaceutical and medical cannabis import and distribution markets, servicing 1,200 pharmacies in Germany and providing non-cannabis medical products to 28 additional countries.

This acquisition is expected to accelerate Flora’s expansion into the European cannabis and pharmaceutical markets with prescription medicines and would provide the Company with immediate access to a wealth of knowledge and intellectual property that FGH has developed, including 41 registered cannabis strains in Colombia and the first registered cannabis seed bank in Copenhagen, Denmark housing 286 strains. The proposed acquisition would further allow Flora to expand its CBD business in Europe by utilizing FGH’s distribution and logistics capabilities.

The combination of Flora and FGH is expected to deliver at least US$3.0 million of annualized cost synergies within the first year following the completion of the acquisition, primarily in the areas of reduced corporate administrative expenses.

“Luis and I share the same vision of establishing a leading and sustainable cannabis business. Flora has the right platform to execute on this strategy through M&A and organic growth. We are excited to join forces,” says Clifford Starke, CEO and Executive Chairman of FGH. “Together we have a solid revenue base, a proven consumer packaged goods business that can be replicated in Europe, and a successful distribution network. Over the past few months, we have worked tirelessly to identify synergies, reduce costs, and build an industry-leading team.”

__________________

1 As reported by FGH in its recent public filing with respect to its financial results for the six months ended June 30, 2022.

1

About the Transaction

On October 21, 2022, Flora and FGH entered into an Arrangement Agreement (the “Arrangement Agreement”) pursuant to which Flora intends to acquire all the issued and outstanding common shares of FGH by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).  As consideration for the acquisition of 100% of the issued and outstanding FGH common shares, at the completion of the Arrangement, Flora will issue between 36,515,060 and 43,525,951 of its common shares, based upon a formula set forth in the Arrangement Agreement.  In accordance with the terms set forth in the Arrangement Agreement, upon the completion of the Arrangement, all Flora common shares to be delivered to the former shareholders of FGH shall be restricted from being sold for a period of ninety (90) days following the completion of the Arrangement. In addition, Clifford Starke, the Chairman and Chief Executive Officer of FGH, shall have the right to name two designees to serve on Flora’s board of directors immediately following the closing of the Arrangement and Mr. Starke is currently expected to be one of such designees.

Completion of the Arrangement is subject to certain closing conditions customary for transactions of this nature including, among other things, approval of the Arrangement by the Supreme Court of British Columbia and the approval of at least 66 2/3% of the votes cast by shareholders of FGH at a meeting of FGH shareholders.  For further information on the Arrangement Agreement and the Arrangement, please refer to Flora’s Report on Form 6-K, filed today with the Securities and Exchange Commission.

About Flora Growth Corp.

Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands, designed to deliver the most compelling customer experiences in the world, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its commercial, house of brands, and life sciences divisions. Visit www.floragrowth.com or follow @floragrowthcorp on social media for more information.

About Franchise Global Health Inc.

Franchise Global Health Inc. (“FGH”), through its subsidiaries, is a multi-national operator in the medical cannabis and pharmaceutical industries, with principal operations in Germany and with operations, assets, strategic partnerships and investments internationally. FGH’s business objective is to develop a fully-integrated, leading European medical cannabis business, with the goal of providing high-quality pharmaceutical grade medical cannabis to distribution partners and, ultimately, to patients, at competitive prices. For more information, please visit www.franchiseglobalhealth.com or visit FGH’s SEDAR profile at www.sedar.com.

Contacts

Investor Relations:

Sean Mansouri, CFA

ir@floragrowth.com

Public Relations:

Cassandra Dowell

+1 (858) 221-8001

flora@cmwmedia.com

2

Cautionary Statement Concerning Forward-Looking Statements

This press release contains ‘‘forward-looking statements,’’ as defined by federal securities laws. Forward-looking statements reflect Flora’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Flora’s Annual Report on Form 20-F filed with the SEC on May 9, 2022, as amended, as such factors may be updated from time to time in Flora’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Flora’s filings with the SEC. While forward-looking statements reflect Flora’s good faith beliefs, they are not guarantees of future performance. Flora disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Flora (or to third parties making the forward-looking statements).

3